Exhibit (a)(1)(A)
MYLAN LABORATORIES INC.
OFFER TO PURCHASE FOR CASH
UP TO 48,780,487 SHARES OF ITS COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AT A PURCHASE PRICE NOT GREATER THAN $20.50
NOR LESS THAN $18.00 PER SHARE
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON FRIDAY, JULY 15, 2005
UNLESS THE OFFER IS EXTENDED
          Mylan Laboratories Inc. (“Mylan” or the “Company”) hereby offers to purchase up to 48,780,487 shares of its common stock, par value $0.50 per share (the “Shares”), at a purchase price of not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). We will select the lowest price per Share (the “Purchase Price”) that will allow us to purchase 48,780,487 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares we seek are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the expiration of the Offer. See Section 1.
          Only Shares properly tendered at prices at or below the Purchase Price we select, and not properly withdrawn, will be purchased. Shares not purchased in the Offer will be returned promptly following the Expiration Date (as defined in Section 1). See Section 3.
          Our intent is to purchase up to $1.0 billion of our Shares in the Offer. In the event the Purchase Price is less than the maximum purchase price of $20.50 per Share and more than 48,780,487 Shares are tendered in the Offer at or below the Purchase Price, we intend to exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer, so that we repurchase up to $1.0 billion of our Shares. By way of example, if the Purchase Price is the minimum purchase price of $18.00 per Share, we intend to purchase up to an additional 5,388,977 of Shares to the extent tendered in the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares, subject to applicable law. See Sections 1 and 15.
          Unless the context requires otherwise, all references to Shares shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of August 22, 1996, between Mylan and American Stock Transfer & Trust Company, as amended as of November 8, 1999, August 13, 2004, September 8, 2004 and December 2, 2004. All Shares tendered and purchased will include such associated preferred stock purchase rights.
          The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions, including obtaining financing prior to the expiration of the Offer pursuant to the terms and conditions contained in the Commitment Letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and on terms reasonably satisfactory to us, which will be sufficient to purchase the Shares pursuant to the Offer. See Sections 5, 7 and 9.
          The Shares are listed on the New York Stock Exchange (the “NYSE”) and trade under the symbol “MYL.” On June 13, 2005 the last full trading day before the announcement of the Offer, the last reported sale price of the Shares was $17.70 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares. See Sections 8 and 10.
          OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS, THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL ADVISOR.
          OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED THE COMPANY THAT THEY DO NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER. SEE SECTION 12.
          Questions and requests for assistance may be directed to Morrow & Co., our Information Agent, and Merrill Lynch & Co., our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. You may request additional copies of this Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of this Offer to Purchase.

The Dealer Manager for the Offer is:
Merrill Lynch & Co.
June 16, 2005

IMPORTANT
          If you want to tender all or part of your Shares, you must do one of the following before the Offer expires:

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer;

•	if you are an institution participating in The Depository Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase;

•	if you are a participant in our Profit Sharing 401(k) Plan and you wish to tender any of your Shares held in such plan, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase and you must review the separate materials related to our Profit Sharing 401(k) Plan enclosed with this Offer to Purchase for instructions; or

•	if you are a holder of vested options, you may exercise your vested options and tender any of the Shares issued upon exercise.
          If you want to tender your Shares but your certificates for the Shares are not immediately available or cannot be delivered to the Depositary within the required time or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.
          If you wish to maximize the chance that your Shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer”. Note that this election could result in your Shares being purchased at the minimum price of $18.00 per Share. See Section 3.
          TO TENDER SHARES PROPERLY, OTHER THAN SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, OR SHARES HELD IN THE NAME OF OUR PROFIT SHARING PLAN, YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING YOUR SHARES.
          We are not making the Offer to, and will not accept any tendered Shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such jurisdiction.
          WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGER.

SUMMARY TERM SHEET
          This summary term sheet highlights the most important information from this Offer to Purchase. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics in this summary.

Who is offering to purchase Shares?

•	Mylan

What is the purpose of the Offer?

•	Our Board of Directors has spent a great deal of time analyzing the Company’s business, the sector and the opportunities and challenges ahead and has determined that the Offer and the planned follow-on share repurchase program in the open market or otherwise properly create the right balance between doing what is right for our business and delivering value to our shareholders. The Board believes that incurring debt and using a portion of our existing cash reserves to fund the Offer is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s shareholders, and provides an efficient capital structure that provides us with flexibility to take advantage of future opportunities. See Section 2.

•	In particular, we believe the Offer will provide shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The Offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in Mylan and benefit from the enhanced earnings per Share from both our existing business and any new opportunities which we are able to successfully add to our existing business base as well as our increased dividend. See Section 2. On June 13, 2005 our Board approved a 100% increase of the quarterly dividend from 3.0 cents to 6.0 cents per Share, starting in the quarter ending on June 30, 2005.

•	At the same time, we believe that the purchase of Shares pursuant to the Offer represents an attractive investment for the Company, which should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy, while complying with the applicable financial covenants. See Section 2.

How many Shares is Mylan offering to purchase?

•	We are offering to purchase up to 48,780,487 Shares that shareholders properly tender in the Offer or such lesser number of Shares as are properly tendered and not properly withdrawn. The 48,780,487 Shares represent approximately 18% of our outstanding common stock as of June 14, 2005. See Sections 1 and 2.

•	If more than 48,780,487 Shares are properly tendered, all Shares tendered at or below the Purchase Price will be purchased on a pro rata basis. The Offer is not conditioned on any minimum number of Shares being tendered by shareholders. See Section 1.

•	Our intent is to purchase up to $1.0 billion of our Shares in the Offer. In the event the final purchase price is less than the maximum price of $20.50 per Share and more than 48,780,487 Shares are tendered in the Offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $1.0 billion of our Shares. By way of example, if the final purchase price is the minimum purchase price of $18.00, we intend to purchase up to an additional 5,388,977 of our outstanding Shares to the extent tendered in

i

the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares subject to applicable legal requirements. See Section 1.

What will be the purchase price for the Shares and what will be the form of payment?

•	We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price within a price range specified by us at which you are willing to sell your Shares. The price range for the Offer is $18.00 to $20.50 per Share. See Section 1.

•	We will select the lowest price per Share (the “Purchase Price”) that will allow us to buy 48,780,487 Shares or, if a lesser number of Shares are properly tendered, all Shares that are properly tendered and not properly withdrawn. For purposes of determining the Purchase Price, those Shares that are tendered by shareholders agreeing to accept the Purchase Price determined in the Offer, as described below, will be deemed to be tendered at the minimum price of $18.00. See Section 1.

•	All Shares that we purchase will be purchased at the Purchase Price, even if you have selected a lower price, but we will not purchase any Shares above the Purchase Price we determine. If you wish to maximize the chance that your Shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the Purchase Price we determine. You should understand that this election could result in your Shares being purchased at the minimum price of $18.00 per Share. See Section 1.

•	If your Shares are purchased in the Offer, you will be paid the Purchase Price, in cash, without interest, promptly after the Expiration Date (as defined in Section 1). Under no circumstances will we pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. See Sections 1 and 5.

What are the “associated preferred stock purchase rights”?

•	Each time we issue a Share, we issue to the holder of the Share one preferred stock purchase right pursuant to the Rights Agreement, dated as of August 22, 1996, between us and American Stock Transfer & Trust Company, as amended as of November 8, 1999, August 13, 2004, September 8, 2004 and December 2, 2004, which is incorporated by reference as an exhibit to our Issuer Tender Offer Statement on Schedule TO. These associated preferred stock purchase rights are not represented by separate certificates. Instead, they are evidenced by certificates of shares of common stock and they automatically trade with the associated common stock. Unless the context otherwise requires, all references to Shares include the associated preferred stock purchase rights and a tender of Shares will include a tender of the associated preferred stock purchase rights. See Section 1. The Rights Agreement provides that no Person shall become an “Acquiring Person” under the Rights Agreement as the result of an acquisition of Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person, together with all affiliates and associates of such Person, to 10% or more of the Shares of the Company then outstanding. However, if a person, together with all affiliates and associates of such person, becomes the beneficial owner of 10% or more of the Shares of the Company then outstanding by reason of share purchases by the Company and, after such share purchases by the Company, becomes the beneficial owner of any additional Shares of the Company, then such person shall be deemed to be an “Acquiring Person” under the Rights Agreement.

How will Mylan pay for the Shares?

•	We will need a maximum of approximately $1.0 billion to purchase 48,780,487 Shares, assuming the price paid per Share is $20.50. We anticipate that we will obtain the funds necessary to purchase Shares tendered in the Offer by borrowing approximately $775 million pursuant to the terms and conditions of the Commitment Letter described in Section 9 and using existing cash reserves to fund the remainder of the purchase. At the time of the Offer, except as otherwise described herein, the Company does not have any alternative financing arrangements or plans in the event these sources do not provide the funds necessary to fund the Offer. See Section 9.

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

•	We can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered. We can also terminate the Offer under certain circumstances. See Sections 7 and 15.
How will I be notified if the Offer is extended or amended?

•	If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

How long do I have to tender my Shares?

•	You may tender your Shares until the Offer expires. The Offer will expire on Friday, July 15, 2005, at 5:00 p.m., New York City time, unless we extend the Offer. We may choose to extend the Offer in our sole discretion at any time. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See “Introduction” and Sections 1 and 15.

•	If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that it has an earlier deadline for accepting the Offer. You have an earlier deadline if you wish to tender Shares held in the Mylan Laboratories Inc. Profit Sharing 401(k) Plan. See the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” sent separately to each participant of such plan. See Section 3.

How will the Offer affect the number of Shares outstanding and the number of record holders of the Company?

•	As of June 14, 2005, we had 269,448,868 issued and outstanding Shares. The 48,780,487 Shares that we are offering to purchase pursuant to the Offer represent approximately 18% of our outstanding Shares as of June 14, 2005. If the Offer is fully subscribed, then we will have 220,668,381 Shares outstanding following the purchase of Shares tendered in the Offer. If we exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 215,279,404 Shares outstanding following the purchase of the Shares tendered in the Offer. The actual number of Shares outstanding will depend on the number of Shares tendered and purchased in the Offer. See Section 2.

•	To the extent any of our shareholders tender their Shares in full and that tender is accepted in full, the number of our record holders would be reduced. See “Introduction” and Section 2.

•	Shareholders who do not have their Shares purchased in the Offer will realize a proportionate increase in their relative ownership interest in the Company. See Section 2.

Are there any conditions to the Offer?

•	Our obligation to purchase Shares tendered depends upon a number of conditions, including:

•	Financing shall have been obtained prior to the Expiration Date pursuant to the terms and conditions contained in the Commitment Letter described in Section 9 and on terms reasonably satisfactory to us, which will be sufficient to purchase the Shares pursuant to the Offer, and pay related fees and expenses;

•	No legal action shall have been threatened, pending or taken that challenges or affects the Offer or materially and adversely affects our business, condition (financial or otherwise), assets, income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 48,780,487 Shares in the Offer;

•	No general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred;

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair the contemplated future conduct of our business shall have occurred;

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, shall have occurred;

•	No decrease of more than 15% in the market price for the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on June 13, 2005 shall have occurred;

•	No person shall have commenced a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	No person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “SEC”) on or before June 15, 2005). No person or group which has made such a filing on or before June 15, 2005 shall acquire or propose to acquire an additional 2% or more of our outstanding Shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding Shares; and

•	No material adverse change in our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, shall have occurred or been threatened.

•	The Offer is subject to a number of other conditions described in greater detail in Section 7.

The foregoing addresses the conditions under which we are not obligated to complete the Offer.

How do I tender my Shares?

•	If you hold your Shares in your own name as a holder of record and decide to tender your Shares, you must:

•	deliver your Shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message to the Depositary before 5:00 p.m., New York City time, on Friday, July 15, 2005, or such later time and date to which we may extend the Offer; or

•	if certificates for your Shares are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure described in Section 3 before 5:00 p.m., New York City time, on Friday, July 15, 2005, or such later time and date to which we may extend the Offer. See Section 3.

•	If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e. in “street name”), you must contact your broker or other nominee if you wish to tender your Shares. See Section 3 and the instructions to the Letter of Transmittal.

•	If you wish to maximize the chance that your Shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer”. Note that this election could result in your Shares being purchased at the minimum price of $18.00 per Share. See Section 3.

•	You may contact the Information Agent, the Dealer Manager or your broker for assistance. The contact information for the Information Agent and Dealer Manager is on the back cover page of this Offer to Purchase. See Section 3 and the instructions to the Letter of Transmittal.

How do participants in our Profit Sharing Plan participate in the Offer?

•	Participants in our Profit Sharing 401(k) Plan may not use the Letter of Transmittal to direct the tender of their Shares in such plan, but instead must follow the separate instructions related to those Shares in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” sent to participants in the plan along with this Offer to Purchase. If you are a participant in the plan and wish to have the trustee tender some or all Shares held in the plan, you must complete, execute and return the separate direction form included in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan.” See Section 3.

How do holders of vested stock options for Shares participate in the Offer?

•	If you hold vested but unexercised options, you may exercise such options in accordance with the terms of the applicable stock option plans and your awards and tender the Shares received upon such exercise in accordance with this Offer. See Instruction 13 to the Letter of Transmittal. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left to exercise your options, the range of tender prices and the provisions for pro rata purchases by Mylan described in Section 1. We strongly encourage you to discuss the Offer with your tax advisor or broker.

Until what time can I withdraw previously tendered Shares?

•	You may withdraw your tendered Shares at any time before 5:00 p.m., New York City time, on Friday, July 15, 2005, or such later time and date to which we may extend the Offer. In addition, unless we have already accepted your tendered Shares for payment, you may

v

withdraw your tendered Shares at any time after 5:00 p.m., New York City time on August 12, 2005. See Section 4.

How do I withdraw Shares previously tendered?

•	You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. Participants in our Profit Sharing 401(k) Plan who wish to withdraw their Shares must follow the instructions found in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” sent separately to each participant of such Plan. See Section 4.

In what order will tendered Shares be purchased? Will tendered Shares be prorated?

•	First, we will purchase Shares from all shareholders who properly tender Shares at or below the Purchase Price selected by us. If the Offer is over-subscribed, we will purchase tendered Shares on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, subject to the conditional tender provisions described in Section 6; and

•	Second, if necessary to permit us to purchase 48,780,487 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law), we will purchase Shares from holders who have tendered Shares at or below the purchase price selected by us subject to the condition that a specified minimum number of the holder’s Shares (including all) or none be purchased if any of the holder’s Shares are purchased in the Offer (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the expiration of the Offer. See Sections 1 and 6.

•	Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the purchase price. See Section 1.

Has Mylan or its Board of Directors adopted a position on the Offer?

•	Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Dealer Manager, Information Agent or Depositary make any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which your Shares should be tendered. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.

Will Mylan’s directors and officers tender Shares in the Offer?

•	Our directors and executive officers have advised the Company that they do not intend to tender Shares pursuant to the Offer. See Section 12.

What will happen if I do not tender my Shares?

•	Shareholders who choose not to tender will own a greater percentage ownership in our outstanding Shares following the consummation of the Offer. See Section 2.

When and how will Mylan pay for the Shares I tender that are accepted for purchase?

•	We will pay the Purchase Price, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment. We will pay for the Shares accepted for purchase by depositing the aggregate Purchase Price with the Depositary promptly after the expiration of the Offer. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment. See Section 5.

What is the recent market price for the Shares?

•	On June 13, 2005, the last full trading day before announcement of the Offer, the last reported sale price on the NYSE was $17.70 per Share. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares. See Section 8.

Will I have to pay brokerage fees and commissions if I tender my Shares?

•	If you are a holder of record of your Shares or hold your Shares through our Profit Sharing 401(k) Plan and you tender your Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, bank or other nominee and your broker tenders Shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply. See Section 5.

What are the United States federal income tax consequences if I tender my Shares?

•	The receipt of cash for your tendered Shares will generally be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend. See Section 14. The payment of cash for a foreign shareholder’s tendered Shares will be subject to United States federal income tax withholding. See Section 3.

Will I have to pay stock transfer tax if I tender my Shares?

•	If you instruct the Depositary in the Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any domestic stock transfer tax. See Section 5.

Who do I contact if I have questions about the Offer?

•	For additional information or assistance, you may contact Morrow & Co., Inc., our Information Agent, or Merrill Lynch & Co., our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase. Participants in our Profit Sharing 401(k) Plan who have questions relating to the plan should contact the relevant party set forth in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” sent separately to each participant of such plan.

FORWARD-LOOKING STATEMENTS
          This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase may contain “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the Company’s market opportunities, strategies, competition and expected activities and expenditures, and at times may be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. Forward-looking statements inherently involve risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following:

•	The number of Shares tendered and the Purchase Price at which the Company determines to purchase Shares in the Offer;

•	Availability and cost of adequate financing on terms reasonably acceptable to the Company, including the ability of the Company to borrow approximately $775 million pursuant to the terms and conditions of the Commitment Letter and on terms reasonably satisfactory to us;

•	The ability to achieve operating and financial targets;

•	The highly competitive nature of the pharmaceutical industry;

•	The ability to attract and retain qualified management and personnel;

•	Potential liabilities and other claims that may be asserted against the Company;

•	Fluctuations in the market value of the Company’s common stock;

•	Changes in accounting practices;

•	Changes in general economic conditions;

•	The availability and terms of capital to fund the expansion of the Company’s business;

•	Changes in business strategy or development plans;

•	Delays in supply of the raw materials used for our products;

•	The outcome of the Company’s continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures;

•	Changes in Federal, state or local regulations affecting the pharmaceutical industry; and

•	Other risk factors detailed in the Company’s filings previously filed with the SEC.
          In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, for a more detailed discussion of these risks and uncertainties and other factors. We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.

INTRODUCTION
To the Holders of
our Common Stock:
          Mylan Laboratories Inc. (“Mylan” or the “Company”) hereby offers to purchase up to 48,780,487 shares of its common stock, par value $0.50 per share (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn at a purchase price not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest. Mylan will select the lowest price (the “Purchase Price”) that will allow Mylan to buy 48,780,487 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price.
          Mylan’s Offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the Offer.
          Our intent is to purchase up to $1.0 billion of our Shares in the Offer. In the event the Purchase Price is less than the maximum price of $20.50 per Share and more than 48,780,487 Shares are tendered in the Offer at or below the Purchase Price, we intend to exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $1.0 billion of the Shares. By way of example, if the Purchase Price is the minimum purchase price of $18.00 per Share, we intend to purchase up to an additional 5,388,977 of our outstanding Shares to the extent tendered in the Offer. Such a purchase of additional Shares will not require us to extend the Offer. If we exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 215,279,404 Shares outstanding following the purchase of the Shares tendered in the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares subject to applicable legal requirements.
          Only Shares properly tendered at prices at or below the Purchase Price we select, and not properly withdrawn, will be purchased. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price selected by Mylan will not be purchased if more than the number of Shares we seek are tendered. We will return any Shares tendered at prices in excess of the Purchase Price we select and Shares we do not purchase because of proration or conditional tenders promptly following the Expiration Date. See Section 3.
          Shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to properly tender Shares.
          The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions, including obtaining financing prior to the Expiration Date pursuant to the terms and conditions contained in the Commitment Letter and on terms reasonably satisfactory to us, which, with existing cash reserves, will be sufficient to purchase the Shares pursuant to the Offer. See Sections 7 and 9.
          OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS, THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL ADVISOR.

          OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED THE COMPANY THAT THEY DO NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER. SEE SECTION 12.
          If at the expiration of the Offer more than 48,780,487 Shares (or a greater number of Shares as Mylan may elect to purchase) are properly tendered and not properly withdrawn, we will buy Shares:

•	First, on a pro rata basis from all shareholders who properly tender Shares, subject to any conditional tenders and appropriate adjustments to avoid the purchase of fractional Shares; and

•	Second, if necessary to permit us to purchase 48,780,487 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law) from holders who have tendered Shares at or below the Purchase Price selected by us subject to the condition that a specified minimum number of the holder’s Shares be purchased if any of the holder’s Shares are purchased in the Offer (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the expiration of the Offer.

•	Therefore, we may not purchase all of the Shares tendered pursuant to the Offer even if the Shares are tendered at or below the Purchase Price.
          The Purchase Price will be paid net to the tendering shareholders in cash, without interest, for all Shares purchased. Tendering shareholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Mylan in the Offer. Shareholders holding Shares in a brokerage account or otherwise through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult their brokers or such other nominees to determine whether transaction costs may apply if shareholders tender Shares through such nominees and not directly to the Depositary. See Sections 3 and 14 regarding certain tax consequences of the Offer.
          Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service form as may be applicable) may be subject to United States federal income tax backup withholding of 28% of the gross proceeds paid to the United States holder or other payee pursuant to the Offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding, such as all corporations. See Section 3. Also see Section 14 regarding certain federal income tax consequences of the Offer.
          Participants in our Profit Sharing 401(k) Plan may not use the Letter of Transmittal to direct the tender of their Shares held in the plan, but instead must follow the separate instructions related to those Shares. Participants in the plan may instruct the trustee of the plan as set forth in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” to tender some or all of the Shares attributed to the participant’s account. If a participant’s instructions are not received by 12:00 Midnight, New York City time, on Thursday July 14, 2005, the trustee will not tender Shares attributable to the participant’s account. See Section 3.
          In addition, holders of vested but unexercised options outstanding under our 2003 Long-Term Incentive Plan, 1997 Incentive Stock Option Plan, 1992 Nonemployee Director Stock Option Plan, 1986 Incentive Stock Option Plan, Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan, and Penederm Incorporated Employee Stock Option Plan (collectively, the “Stock Option Plans”) may exercise such options and tender some or all of the Shares issued upon such exercise. Holders of restricted stock may not tender those Shares because of the restrictions imposed on such Shares by the relevant Stock Option Plan and award agreement unless such restrictions have lapsed. See Section 3 and

Instruction 13 to the Letter of Transmittal and see Section 11 for more information on the Stock Option Plans generally.
          Shareholders who are participants in employee benefit plans not affiliated with us that hold Mylan Shares may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans. See Section 3.
          We will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, the Depositary for the Offer, Merrill Lynch & Co., our Dealer Manager, and Morrow & Co., Inc., the Information Agent for the Offer. See Section 16.
          As of June 14, 2005, we had 269,448,868 issued and outstanding Shares. The 48,780,487 Shares that we are offering to purchase pursuant to the Offer represent approximately 18% of our Shares outstanding on June 14, 2005. To the extent any of our shareholders tender their Shares in full and that tender is accepted in full, the number of our record holders would be reduced.
          The Shares are listed and traded on the NYSE under the symbol “MYL.” On June 13, 2005, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares was $17.70 per Share. Shareholders are urged to obtain current market quotations for the Shares prior to making their decision whether or not to tender pursuant to the Offer. See Sections 8 and 10.

THE OFFER

1.	Number of Shares; Purchase Price; Proration.
          Upon the terms and subject to the conditions of the Offer, we will purchase up to 48,780,487 Shares, including the associated preferred stock purchase rights, properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at a price not greater than $20.50 and not less than $18.00 per Share, net to the seller in cash, without interest.
          The term “Expiration Date” means 5:00 p.m., New York City time, on Friday, July 15, 2005. Mylan may, in its sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by Mylan, will expire. See Section 15 for a description of the Company’s right to extend, delay, terminate or amend the Offer.
          In accordance with Instruction 5 to the Letter of Transmittal, shareholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to us at the price determined in the Offer, or (2) specify the price, not greater than $20.50 nor less than $18.00 per Share (in multiples of $0.25), at which they are willing to sell their Shares to us in the Offer. Promptly following the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine a single per Share purchase price that we will pay for Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices. We will select the lowest price specified by shareholders (the “Purchase Price”) that will allow us to buy 48,780,487 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the same Purchase Price. If tendering shareholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer”. Note that this election could result in the tendered Shares being purchased at the minimum price of $18.00 per Share.
          In the event the Purchase Price is less than the maximum price of $20.50 per Share and more than 48,780,487 Shares are tendered in the Offer at or below the Purchase Price, we intend to exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $1.0 billion of our Shares. By way of example, if the Purchase Price is the minimum purchase price of $18.00 per Share, we intend to purchase up to an additional 5,388,977 of our outstanding Shares to the extent tendered in the Offer. Such a purchase of additional Shares will not require us to extend the Offer. If we exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 215,279,404 Shares outstanding of the Shares following the purchase of the Shares tendered in the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares subject to applicable legal requirements. See Section 15.
          As described in greater detail below, if the Offer is over-subscribed, Shares tendered at or below the Purchase Price will be subject to proration, including Shares tendered by Odd Lot Holders (as hereinafter defined).
          Only Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions of the Offer, all of the Shares tendered at or below the Purchase Price will not be purchased if more than the number of Shares we seek are properly tendered. All Shares tendered and not purchased in the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at our expense promptly following the Expiration Date.
          If we (1) increase the price that may be paid for Shares above $20.50 per Share or decrease the price that may be paid for Shares below $18.00 per Share, (2) increase the Dealer Manager’s fee, (3) increase the number of Shares that we may purchase in the Offer by more than 2% of our outstanding Shares, or (4) decrease the number of Shares that we may purchase in the Offer, then the Offer must remain open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.
          The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions, including obtaining financing prior to the Expiration Date pursuant to the terms and conditions contained in the Commitment Letter described in Section 9 and on terms reasonably satisfactory to us, which, with existing cash reserves, will be sufficient to purchase the Shares pursuant to the Offer. See Sections 7 and 9.
          Priority of Purchases. If more than 48,780,487 Shares (or a greater number of Shares as we may elect to purchase subject to applicable law) have been properly tendered and not properly withdrawn before the Expiration Date, we will purchase properly tendered Shares on the basis set forth below:

•	First, subject to the conditional tender provisions described in Section 6, we will purchase all Shares properly tendered and not properly withdrawn. If the Offer is over subscribed, we will purchase tendered Shares on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, as described below.

•	Second, if necessary to permit us to purchase 48,780,487 Shares (or such greater number of Shares as we may elect to purchase subject to applicable law), Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Purchase Price selected by us and not properly withdrawn prior to the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.
          Odd Lots. The term “Odd Lots” means all Shares tendered by any person (an “Odd Lot Holder”) who owned beneficially or of record an aggregate of fewer than 100 Shares. Odd Lots will be accepted for payment at the same time as other tendered Shares and will be subject to proration if the Offer is oversubscribed.
          Proration. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each shareholder tendering Shares (including Odd Lot Holders) will be based on the ratio of the number of Shares tendered by the shareholder to the total number of Shares tendered by all shareholders, including Odd Lot Holders, subject to conditional tenders. Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately three business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.
          As described in Section 14, the number of Shares that we will purchase from a shareholder pursuant to the Offer may affect the U.S. federal income tax consequences to the shareholder of the purchase and, therefore, may be relevant to a shareholder’s decision whether or not to tender Shares. The Letter of Transmittal affords each shareholder who tenders Shares registered in such shareholder’s name directly to the Depositary the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of Shares being purchased. See Section 6.
          This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on Mylan’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Offer; Certain Effects of the Offer.
          Mylan intends to purchase up to 48,780,487 Shares in the Offer, representing approximately 18% of its common stock outstanding as of June 14, 2005. Our Board of Directors has spent a great deal of time analyzing the Company’s business, the sector and the opportunities and challenges ahead and has determined that the Offer and the planned follow-on share repurchase program in the open market or otherwise properly create the right balance between doing what is right for our business and delivering value to our shareholders. The Board of Directors also considered risks and uncertainties, including the potential for positive and negative developments relating to our business. The Board believes that incurring debt and using a portion of our existing cash reserves to fund the Offer is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s shareholders, and provides an efficient capital structure that provides us with flexibility to take advantage of future opportunities.
          In particular, we believe the Offer will provide shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The Offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in Mylan and benefit from the enhanced earnings per Share from both its existing business and any new opportunities which we are able to successfully add to our existing business base as well as our increased dividend. On June 13, 2005 our Board approved a 100% increase of the quarterly dividend from 3.0 cents to 6.0 cents per Share, starting in the quarter ending on June 30, 2005.
          At the same time, we believe that the purchase of Shares pursuant to the Offer represents an attractive investment for the Company, which should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy, while complying with the applicable financial covenants.
          We believe that the Offer is consistent with our objective of returning value to shareholders and increasing long-term shareholder value. While the Company believes that the Shares have potential for significant appreciation over the long term, the Company also recognizes that actual experience may differ significantly from the Company’s expectations. In that regard, future events, such as a deterioration in existing economic conditions, adverse effects on operations or governmental and regulatory developments could adversely affect our ability to fully implement our strategy. As a result, the Company recognizes that some shareholders may desire liquidity.
          OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS, THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL ADVISOR.
          OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED THE COMPANY THAT THEY DO NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER. SEE SECTION 12.

          Potential Benefits of the Offer. Mylan believes the Offer will provide benefits to Mylan and its shareholders, including the following:

•	The Offer and related anticipated borrowings will provide an efficient capital structure that more effectively uses financial leverage at expected interest rates, thus making possible improved future earnings per Share and cash flow per Share for our continuing shareholders;

•	the Offer funding permits us to capitalize on pricing in the current bank debt market that we believe to be attractive;

•	the Offer provides our shareholders with an opportunity to obtain liquidity with respect to all or portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales; and

•	if we complete the Offer, we will return cash to our shareholders who elect to receive a return of capital, while shareholders who do not tender will increase their percentage ownership in Mylan.
          Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to Mylan and its continuing shareholders, including the following:

•	if we complete the Offer, our indebtedness and interest expense will be significant and the terms of any future indebtedness may be adversely affected. As a result of the Offer and the related borrowings, our indebtedness is expected to be substantial in relation to our shareholders’ equity. After giving pro forma effect to certain transactions, including the Offer and the related borrowings, as described in the notes to Summary Unaudited Pro Forma Consolidated Financial Data in Section 10, at March 31, 2005, Mylan would have had total indebtedness of approximately $775 million and shareholders’ equity of approximately $840 million;

•	by incurring debt and using a portion of our existing cash reserves, the Offer is expected to reduce our ability to engage in significant cash acquisitions. Incurred debt could reduce our ability to cover existing contingent or other future liabilities or otherwise negatively impact our liquidity during periods of increased capital or operating expenditures. There can be no assurance that we would be able to raise debt or equity financing in the future;

•	the Offer will reduce our “public float,” which is the number of Shares owned by non-affiliate shareholders and available for trading in the securities markets, and is likely to reduce the number of our shareholders. These reductions may reduce the volume of trading in our Shares and may result in lower stock prices and reduced liquidity in the trading of our Shares following completion of the Offer. As of June 14, 2005, we had issued and outstanding 269,448,868 Shares. The 48,780,487 Shares that we are offering to purchase pursuant to the Offer represent approximately 18% of the Shares outstanding as of that date. If the Offer is fully subscribed, then we will have 220,668,381 Shares outstanding following the purchase of Shares tendered in the Offer. If we exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 215,279,404 Shares outstanding following the purchase of the Shares tendered in the Offer. Shareholders may be able to sell non-tendered Shares in the future on the NYSE or otherwise, at a net price higher or lower than the purchase price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell such Shares in the future; and

•	upon the completion of the Offer, non-tendering shareholders and non-exercising, non-tendering option holders will realize a proportionate increase in their relative ownership interest in Mylan.
          Certain Effects of the Offer. Assuming we purchase 48,780,487 Shares in the Offer at the maximum purchase price of $20.50 per Share, we expect that approximately $1.02 billion will be required to purchase such Shares and to pay related fees and expenses (including structuring and arrangement fees for the loan facilities described in Section 9). We anticipate that the Offer will be funded with up to $250 million from our existing cash reserves and the net proceeds of $775 million in borrowings pursuant to the terms set forth in the Commitment Letter described in Section 9.
          After the Offer is completed, Mylan believes that its anticipated financial condition, cash flow from operations and access to capital will allow Mylan adequate financial resources to fund future dividends and capital expenditures.
          Based on the published guidelines of the NYSE and the conditions of the Offer, our purchase of 48,780,487 Shares pursuant to the Offer will not result in delisting of the remaining Shares on the NYSE. The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for termination of registration under the Exchange Act. The Offer is conditioned upon our having determined that the consummation of the Offer will not cause the Shares to be delisted from the NYSE or eligible for deregistration under the Exchange Act. See Section 7.
          Shares we acquire pursuant to the Offer will be retained as treasury shares by us (unless and until we determine to retire such Shares). Such Shares will return to the status of authorized and unissued shares and will be available for us to issue without further shareholder action for all purposes except as required by applicable law or the rules of the NYSE. We have no current plans for the issuance of Shares purchased in this Offer.
          Our Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. We believe that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.
          Except as disclosed in this Offer to Purchase, including without limitation in “Recent Developments” subsection of “Certain Information Concerning Mylan” in Section 11 of the Offer to Purchase, Mylan currently has no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mylan or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Mylan or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Mylan;

•	any change in the present Board of Directors or management of Mylan, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in Mylan’s corporate structure or business;

•	any class of equity securities of Mylan becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of Mylan’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Mylan, or the disposition of securities of Mylan; or

•	any changes in our Amended and Restated Articles of Incorporation, and Second Amended and Restated By-Laws, each as amended to date, or other governing instruments or other actions that could impede the acquisition of control of Mylan.
          Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

3.	Procedures for Tendering Shares.
          Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer:

(1)	the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

(2)	the tendering shareholder must comply with the guaranteed delivery procedure set forth below.
          In accordance with Instruction 5 to the Letter of Transmittal, each shareholder desiring to tender Shares in the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer” or (2) check one of the boxes in the section of the Letter of Transmittal captioned “Price (in Dollars) per Share at Which Shares are Being Tendered,” indicating the price at which Shares are being tendered. A tender of Shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.
          If tendering shareholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section on the Letter of Transmittal captioned “Shares Tendered At Price Determined Pursuant To The Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $18.00 per Share.
          If tendering shareholders wish to indicate a specific price (in multiples of $0.25) at which their Shares are being tendered, they must check a box under the section captioned “Price (in Dollars) per Share at Which Shares are Being Tendered.” Tendering shareholders should be aware that this election could mean that none of their Shares will be purchased if they check a box other than the box representing the lowest price. A shareholder who wishes to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered. The same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. Separate notices of withdrawal (described in Section 4) are not required for each Letter of Transmittal unless each Letter of Transmittal tenders Shares at different prices; however absent a notice of withdrawal, subsequent Letters of Transmittal do not revoke prior Letters of Transmittal. Shareholders may contact the Depositary for additional instructions.
          Shareholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their brokers or such other nominee in order to tender their Shares. Shareholders who hold Shares through nominee shareholders are urged to consult their nominees to determine whether transaction costs may apply if shareholders tender Shares through the nominees and not directly to the Depositary.
          Shareholders may tender Shares subject to the condition that a specified minimum number of Shares (including all) or none be purchased. Any shareholder desiring to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering shareholder’s responsibility to determine the minimum number of Shares to be purchased. SHAREHOLDERS SHOULD CONSULT

THEIR OWN INVESTMENT AND TAX ADVISORS WITH RESPECT TO THE EFFECT OF PRORATION OF THE OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Section 14.
          Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(1)	the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company (“DTC”) whose name appears on a security position listing as the owner of the Shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(2)	Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”). See Instruction 1 to the Letter of Transmittal.
          If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.
          In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at DTC, as described above), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.
          The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
          Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the Shares by causing DTC to transfer Shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either (1) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.
          The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant tendering Shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Mylan may enforce such agreement against the DTC participant.
          Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the shareholder’s Share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the Shares still may be tendered, if all of the following conditions are satisfied:

(1)	the tender is made by or through an Eligible Institution;

(2)	the Depositary receives by hand, mail, overnight courier, or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form Mylan has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

(3)	the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of the Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.
          If tendering shareholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $18.00 per Share.
          Shareholders may contact the Information Agent, the Dealer Manager or their broker for assistance. The contact information for the Information Agent and Dealer Manager is on the back cover page of this Offer to Purchase.
          Profit Sharing Plans. Participants in our Profit Sharing 401(k) Plan who wish to have the trustee tender Shares attributable to their plan account, must complete, execute and return to the plan trustee the tender direction form included in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” sent to each participant of the plan. Participants in our Profit Sharing 401(k) Plan may not use the Letter of Transmittal to direct the tender of their Shares held in the plan, but instead must follow the separate direction form sent to them. Although the Offer will remain open to all shareholders until the Expiration Date, if the trustee does not receive a participant’s instructions by 12:00 Midnight, New York City time, on Thursday, July 14, 2005, the trustee will not tender Shares attributable to the participant’s account. Participants are urged to read the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” and the separate direction form carefully.
          Stock Option Plans. Holders of vested but unexercised options may exercise such options in accordance with the terms of the Stock Option Plans and tender the Shares received upon such exercise in accordance with the Offer. See “Proper Tender of Shares” above. Holders of vested but unexercised options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices and the provisions for pro rata purchases by Mylan described in Section 1. We strongly encourage those holders to discuss the Offer with their tax advisor or broker.
          Restricted Stock. Holders of restricted stock may not tender those Shares pursuant to the restrictions imposed on such Shares by the relevant Stock Option Plan and award agreement unless such restrictions have lapsed.
          Benefit Plans Not Sponsored by Mylan. Shareholders who are participants in employee benefit plans not affiliated with us, that hold Mylan Shares, may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans. To the extent required under any such plan, we expect that participants will receive separate instructions from the administrators of those plans to be followed in connection with any tender.
          Return of Unpurchased Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.
          U.S. Federal Income Tax Backup Withholding. Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the IRS, unless the shareholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct. Therefore, each tendering shareholder that is a U.S. Holder (as defined in Section 14) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. If a U.S. Holder does not provide the Depositary with the correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures. Certain “exempt recipients” (including, among others, all corporations and certain Non-U.S. Holders (as defined in Section 14)) are not subject to backup withholding. In order for a Non-U.S. Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN (or successor form), signed under penalties of perjury, attesting to that shareholder’s exempt status. This statement can be obtained from the Depositary. See Instruction 12 to the Letter of Transmittal.
          To prevent U.S. federal income tax backup withholding equal to 28% of the gross payment made to shareholders for Shares purchased pursuant to the Offer, each shareholder that is a U.S. Holder and does not otherwise establish an exemption from the backup withholding must provide the Depositary with the shareholder’s correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.
          Even if a Non-U.S. Holder has provided the required certification to avoid backup withholding, the Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or his agent, unless the Depositary determines that a reduced rate of withholding is available under a tax treaty, or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if a treaty applies, the gross proceeds are generally attributable to the United States permanent establishment maintained by such Non-U.S. Holder). To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary a properly completed and executed IRS Form W-8BEN (or successor form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI (or successor form). A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or successor form) will generally be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of Shares pursuant to the Offer in the manner and to the extent described in Section 14 as if it were a U.S. Holder, and in the case of a foreign corporation, such income may be subject to the branch profit tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). The Depositary will determine a shareholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding, valid certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN (or successor form) or IRS Form W-8ECI (or successor form)) unless facts and circumstances indicate that reliance is not warranted.

          A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder meets the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” tests described in Section 14 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to tax or is otherwise able to establish that no tax or a reduced amount of tax is due.
          Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.
          Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the purchase price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Mylan, in its reasonable discretion, and its determination will be final and binding on all parties. Mylan reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. Mylan also reserves the absolute right to waive any of the conditions of the Offer prior to the Expiration Date with respect to all tendered Shares and the Company’s interpretation of the terms of the Offer will be final and binding on all parties. Mylan also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Mylan. Mylan will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. None of Mylan, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.
          Tendering Shareholder’s Representation and Warranty; Mylan’s Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to Mylan that (1) the shareholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the Shares or equivalent securities at least equal to the Shares being tendered, and (2) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Mylan’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Mylan upon the terms and conditions of the Offer.
          Lost or Destroyed Certificates. If any certificate representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify the Depositary. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.
          Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to Mylan or the Information Agent. Any certificates delivered to Mylan or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4.	Withdrawal Rights.
          Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless Mylan has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 5:00 p.m., New York City time, on August 12, 2005. Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.
          If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the Offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer.
          For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.
          A shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price. Any notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder also must submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.
          All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Mylan, in its reasonable discretion, which determination will be final and binding on all parties. None of Mylan, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.
          Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.
          Participants in our Profit Sharing 401(k) Plan who wish to have the trustee withdraw previously tendered Shares attributable to their plan account must follow the procedures set forth in the “Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan” sent to each plan participant.
          If Mylan extends the Offer, is delayed in its purchase of Shares, or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of Mylan, and the Shares may not be withdrawn, except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.
          Promptly following the Expiration Date, Mylan (1) will determine which shareholders tendered Shares at or below the Purchase Price, and (2) will accept for payment and pay for (and thereby purchase) up to 48,780,487 Shares which are properly tendered at prices at or below the Purchase Price and not properly withdrawn on or before the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment in the Offer.
          Mylan will accept for payment and pay the Purchase Price for all such Shares promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Shares, or of a timely book-entry confirmation of Shares into the Depositary’s account at the DTC, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message, in the case of a book-entry transfer, and any other required documents.
          Mylan will pay for Shares purchased in the Offer by depositing the aggregate Purchase Price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.
          In the event of proration, Mylan will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately three business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration or conditional tenders will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the DTC by the participant who delivered the Shares, to the tendering shareholder at our expense, promptly after the Expiration Date or termination of the Offer, without expense to the tendering shareholders. We will not pay interest on the Purchase Price for any reason, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares in the Offer. See Sections 7 and 9.
          Mylan will pay all stock transfer taxes, if any, payable on the transfer to it, of Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Purchase Price, unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 to the Letter of Transmittal.
          Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (and the appropriate IRS Form W-8, if the tendering shareholder or other payee is a Non-U.S. Holder), may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3. With respect to a shareholder that is a Non-U.S. Holder, to the extent that, in the Company’s reasonable estimation, the cash received by such holder pursuant to the Offer will not be treated as a dividend for U.S. federal income tax purposes, the Company does not intend to withhold any amount from the gross proceeds paid to such holder, provided that it receives the requisite certification. See Section 3. Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6.	Conditional Tender of Shares.
          Under certain circumstances described in Section 1, if the Offer is oversubscribed, Mylan will prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 14, the number of Shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number of the shareholder’s Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any Shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each shareholder is urged to consult with his or her own tax advisor.
          After the Expiration Date, if more than 48,780,487 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally, and not properly withdrawn (including Shares of Odd Lot Holders). If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any shareholder tendered pursuant to a Letter of Transmittal below the minimum number specified, the Shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All Shares tendered by a shareholder subject to a conditional tender and that are withdrawn as a result of proration will be returned at our expense to the tendering shareholder promptly after the Expiration Date.
          After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of Shares to be purchased to fall below 48,780,487 (or such greater number of Shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the Shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of Shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of Shares to be purchased. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

7.	Conditions of the Offer.
          Notwithstanding any other provision of the Offer, Mylan will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events have occurred (or have been determined by Mylan to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by Mylan), makes it inadvisable to proceed with the Offer or with acceptance for payment:

•	Mylan is or will be unable prior to the Expiration Date to obtain financing pursuant to the terms and conditions contained in the Commitment Letter described in Section 9 and on terms reasonably satisfactory to us, which, with existing cash reserves, will be sufficient to purchase the Shares pursuant to the Offer and pay related fees and expenses;

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or

•	in Mylan’s reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of Mylan and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Mylan or any of its subsidiaries;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of a war, armed hostilities or other international or national calamity including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in Mylan’s reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	any decrease of more than 15% in the market price for the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on June 13, 2005, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt security offerings in the U.S., or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the Shares, or the proposed financing for the Offer, or on the benefits of the Offer to us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving Mylan or any subsidiary, has been commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;

•	Mylan learns that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before June 15, 2005);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before June 15, 2005 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any change or changes have occurred or are threatened in our or our subsidiaries’ business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, has a material adverse effect on us or our subsidiaries, taken as a whole, or the benefits of the Offer to us; or

•	Mylan determines that the consummation of the Offer and the purchase of the Shares may cause the Shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.
          The foregoing addresses only the conditions under which we are not obligated to complete the Offer. The conditions referred to above are for the sole benefit of Mylan and may be asserted by Mylan regardless of the circumstances (other than any action or omission to act by Mylan) giving rise to any condition, and may be waived by Mylan, in whole or in part, at any time and from time to time in its reasonable discretion. Mylan’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if Mylan waives any of the conditions described above, it may be required to extend the Expiration Date. Any determination by Mylan concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends.
          Mylan’s common stock is listed for trading on the NYSE under the symbol “MYL.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share as reported on the NYSE and dividends declared.

			Cash Dividend
	High	Low	Declared

Fiscal Year ended March 31, 2004
First quarter	$23.82	$17.07	$0.02
Second quarter	27.10	20.61	0.02
Third quarter	28.53	20.00	0.03
Fourth quarter	26.35	21.95	0.03
Fiscal Year ended March 31, 2005
First quarter	$24.95	$19.80	$0.03
Second quarter	20.65	14.24	0.03
Third quarter	20.00	16.24	0.03
Fourth quarter	18.19	15.50	0.03
Fiscal Year ending March 31, 2006
First quarter (through June 15, 2005)	$20.03	$15.21	$0.03
          On June 13, 2005, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares as reported on the NYSE was $17.70. We urge shareholders to obtain current market quotations for the Shares.
          In the third quarter of fiscal 2003, Mylan increased the quarterly cash dividend rate to 2.22 cents per Share. In the third quarter of fiscal 2004, the Board again increased the quarterly dividend by 35% to 3.0 cents per Share. On June 13, 2005, the Board voted to increase the quarterly dividend by 100% from 3.0 cents to 6.0 cents per Share starting in the quarter ending June 30, 2005. We currently expect to continue the practice of paying regular cash dividends.

9.	Source and Amount of Funds.
          Assuming we purchase 48,780,487 Shares in the Offer at the maximum purchase price of $20.50 per Share, we expect that approximately $1.02 billion will be required to purchase such Shares and pay related fees and expenses (including structuring and arrangement fees for the loan facilities described below).

          We intend to obtain the funds necessary to purchase Shares tendered in the Offer with up to $250 million from existing cash reserves and with net proceeds of a $775 million term loan facility, as further described below. While we have obtained commitments for these facilities, these commitments are contingent on the satisfaction of various conditions as further described below. Accordingly, as discussed in Section 7, in addition to the other conditions described in this Offer to Purchase, the Offer will be subject to our obtaining financing prior to the Expiration Date pursuant to the terms and conditions contained in the Commitment Letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch Capital”), dated as of June 13, 2005 (the “Commitment Letter”), and on terms reasonably satisfactory to us, that, with existing cash reserves, will be sufficient to purchase the Shares pursuant to the Offer and pay related fees and expenses. We do not have alternative financing plans.
          Pursuant to the Commitment Letter, Merrill Lynch Capital has committed to provide us with a $975 million credit facility consisting of a $775 million five year term loan facility and a $200 million five year revolving credit facility (together, the “Credit Facility”). Proceeds of the term loan facility will be used to finance the Offer and to pay related fees and expenses. Any borrowed amounts from the revolving credit facility will be used for working capital and general corporate purposes. The entire credit facility will be guaranteed by our direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions, and will be secured by a lien on 100% of the equity interests in our domestic subsidiaries and domestic subsidiaries owned by the guarantors and 65% of the equity interest in our foreign subsidiaries and the foreign subsidiaries owned by the guarantors. Loans under the term loan facility are expected to initially bear interest at a rate equal to either LIBOR plus 1.75% or Merrill Lynch Capital’s base rate plus 0.75%. Loans under the revolving credit facility are expected to initially bear interest at a rate equal to either LIBOR plus 1.50% or Merrill Lynch Capital’s base rate plus 0.50%. In addition, we will be required to pay a commitment fee of 0.50% on the undrawn portion of the revolving credit facility. The documentation for the credit facility will contain covenants, including financial covenants, and events of default customary for a facility of this type. Availability of proceeds of the Credit Facility will be subject to satisfaction of customary conditions precedent including, without limitation, satisfaction of a pro forma leverage ratio and the requirement that no event or condition has occurred that has or could reasonably be expected to have a material adverse effect on our business, assets, liabilities, financial condition, or results of operations.
          Subject to market conditions, we currently intend to issue $500 million of notes, which financing would reduce, on a dollar-for-dollar basis, our $775 million five year term loan facility.
          General. We will incur significant debt in connection with the Offer and, as a result, will be more leveraged. Increased leverage could have certain material adverse effects on us, including, but not limited to, the following: (i) our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, or any such financing may not be available on terms favorable to us; (ii) a substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes; (iii) any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations or sell assets; (iv) our ability to withstand competitive pressures may be decreased; and (v) our level of indebtedness may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions.
          Our ability to repay expected borrowings under the proposed Credit Facility, and to meet our other debt or contractual obligations (including compliance with applicable financial covenants) will depend upon our future performance and our cash flow from operations, both of which are subject to prevailing economic conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

          Management believes that cash flows from operations, amounts available under the proposed Credit Facility and access to capital markets are sufficient to meet the Company’s expected liquidity needs.

10.	Certain Financial Information
          Historical Financial Information. Mylan incorporates by reference the financial statements and notes thereto in Item 8 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2005. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.
          Summary Historical Consolidated Financial Data. The following table sets forth our summary historical consolidated income statement data for the fiscal years ended March 31, 2005, 2004 and 2003, and the book value per share and our balance sheet data at March 31, 2005. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

	Fiscal Year Ended March 31,

	2005	2004	2003

	(In thousands, except per share data)
Income Statement Data:
Total revenues	$1,253,374	$1,374,617	$1,269,192
Gross profit	$623,540	$762,468	$671,436
Net earnings	$203,592	$334,609	$272,353
Earnings per common share
Basic	$0.76	$1.24	$0.98
Diluted	$0.74	$1.21	$0.96
Weighted average common shares outstanding
Basic	268,985	268,931	278,789
Diluted	273,621	276,318	282,330

At March 31, 2005

(In thousands, except
per share data)
Balance Sheet Data:
Current assets	$1,528,452
Non-current assets	$607,221
Current liabilities	$245,507
Non-current liabilities	$44,230
Book value per share	$6.85
          Summary Unaudited Pro Forma Consolidated Financial Data. The following table sets forth summary unaudited pro forma consolidated financial data for the fiscal year ended March 31, 2005, a pro forma earnings to fixed charges ratio for the fiscal year ended March 31, 2005 and our pro forma financial position at March 31, 2005. This summary unaudited pro forma consolidated financial data gives effect to the purchase of Shares pursuant to the Offer as if such purchase had occurred at the dates indicated. This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended March 31, 2005. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations, which actually would have been attained, had the purchase of Shares pursuant to the Offer and the related refinancing been completed at the dates indicated, or, will be achieved in the future. This summary unaudited pro forma consolidated financial data has been included herein for informational and comparative purposes only. We have included the summary unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer under “Forward-Looking Statements.”
      The pro forma amounts have been calculated assuming that we complete the Offer for 48,780,487 Shares at a price of $20.50 per Share. The amounts exclude the effects of the planned open market (or otherwise) follow-on share repurchase program. The unaudited pro forma consolidated financial data also assumes that the Offer, including transaction costs, is financed through the net proceeds of $775 million in debt financing pursuant to the terms and conditions contained in the Commitment Letter and the use of approximately $250 million in existing cash reserves.

	Year Ended March 31, 2005

	Historical	Pro Forma(a)

	(In thousands, except per share data)
Income Statement Data:
Total revenues	$1,253,374	$1,253,374
Gross profit	$623,540	$623,540
Interest expense(b)	$—	$55,053
Net earnings	$203,592	$167,807
Earnings per common share
Basic	$0.76	$0.76
Diluted	$0.74	$0.75
Weighted average common shares outstanding
Basic	268,985	220,205
Diluted	273,621	224,841
Other Data:
Ratio of earnings to fixed charges	N/A	5.7x

	At March 31, 2005

	Historical	Pro Forma(c)

	(In thousands, except per share data)
Balance Sheet Data
Current assets(d)	$1,528,452	$1,282,336
Non-current assets(d)	$607,221	$622,337
Current liabilities, excluding current portion of long-term debt	$245,507	$245,507
Non-current liabilities, excluding long-term debt	$44,230	$44,230
Long-term debt, including amounts due within one year	$—	$775,000
Total shareholders’ equity(d)	$1,845,936	$839,936
Book value per share	$6.85	$3.81

(a)	Pro forma income statement and other data is presented giving effect to the Offer as of April 1, 2004.

(b)	Pro forma interest expense has been computed under the assumption that $275 million of borrowings under the term loan facility and $500 million of notes will be used to finance the Offer. A weighted average interest rate of 6.6% has been used to compute pro forma interest expense. Additionally, included in pro forma interest expense is a commitment fee of 0.50% on the undrawn portion of the $200 million revolving credit facility, and amortization of debt issuance costs in the amount of approximately $3 million. No borrowings are assumed under this revolving credit facility.

In addition, the calculation of pro forma interest expense assumes a pay down of a portion of the borrowings under the term loan facility as outlined in the Commitment Letter, as well as lower interest income as a result of the use of existing cash used to finance a portion of the transaction.

If the actual interest rates vary from the rates that have been assumed, a 25 basis points variance causes an approximate $1.9 million change to annual interest expense.

(c)	Pro forma balance sheet data is presented giving effect to the Offer as of March 31, 2005.

(d)	Estimated transactions costs of $21.1 million are included in the pro forma balance sheet data. Of this amount, $15.1 million of debt issuance costs are included in other non-current assets and $6.0 million is included as a cost of the repurchase.

11.	Certain Information Concerning Mylan.
The Company
          Mylan is engaged in developing, licensing, manufacturing, marketing and distributing generic and brand pharmaceutical products and was incorporated in Pennsylvania in 1970. The Company’s net revenues for the fiscal year ended March 31, 2005 topped $1 billion for the fourth consecutive year.
          We are recognized as a leader in the generic pharmaceutical industry. We obtain new generic products primarily through internal development, however, we also license or co-develop products through arrangements with other companies. Our revenues are derived primarily from the sale of solid oral dosage products, unit dose formats, for use primarily in hospitals and other institutions, and transdermal patch products. In the fiscal year ended March 31, 2005, we shipped approximately 12.5 billion doses.
          We have attained that position of leadership in the generic industry through our ability to obtain Abbreviated New Drug Application, or ANDA, approvals, our uncompromising quality control and our devotion to customer service. We manufacture and market over 140 generic pharmaceutical products, including approximately 135 in capsule or tablet form in an aggregate of approximately 360 dosage strengths, with 10 extended release products in 19 dosage strengths of which three are transdermal patches in 12 dosage strengths. In addition, Mylan is marketing 63 generic products in 108 dosage strengths under supply and distribution agreements with other pharmaceutical companies.
Recent Developments
          On June 14, 2005, we announced our strategic plans for Mylan, which include the following:

•	A share repurchase program for our Shares (in the open market or otherwise) in the amount of up to $250 million, following this Offer (open market share or other repurchases will not commence until at least ten (10) business days after the termination of the Offer);

•	An increase in our quarterly dividend from 3.0 cents to 6.0 cents per Share starting in the quarter ending on June 30, 2005 and the declaration of a dividend payable on July 15, 2005 to shareholders of record on June 30, 2005;

•	The decision to outlicense nebivolol to a major brand pharmaceutical company, which will co-develop and commercialize the product; and

•	The closing of Mylan Bertek Pharmaceuticals Inc.
          For a more detailed description of our strategic plans relating to Mylan, please see a copy of our press release issued on June 14, 2005 attached as Annex A to this Offer to Purchase and also our Investor Presentation made on June 14, 2005 filed on a Form 8-K on June 14, 2005 and incorporated herein by reference.
          On February 28, 2005, an entity controlled by Carl C. Icahn nominated a slate of 11 directors to stand for election in opposition to our Board of Directors’ slate of nominees at our 2005 Annual Meeting of Shareholders, which is scheduled to be held on October 28, 2005 (the “2005 Annual Meeting”). The Governance and Nominating Committee of our Board of Directors has not yet acted on the selection of the Board’s slate of nominees to stand for election to the Board of Directors for the 2005 Annual Meeting.
Available Information
          We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.
Incorporation by Reference
          The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference:

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2005, as filed on May 20, 2005;

•	Definitive Proxy Statement on Form 14A filed on June 28, 2004; and

•	Current Report on Form 8-K, as filed on June 14, 2005.
          You can obtain any of the documents incorporated by reference in this document from the SEC’s website at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent at its address and telephone number set forth below:
The Information Agent for the Offer is:
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000
Shareholders Please Call Toll Free: (800) 607-0088
Banks and Brokers Call (800) 654-2468
E-mail: mylan.info@morrowco.com

12.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.
          As of June 14, 2005, Mylan had 269,448,868 issued and outstanding Shares and 43,133,286 Shares reserved for issuance under the Company’s stock option and incentive plans. The 48,780,487 Shares that Mylan is offering to purchase pursuant to the Offer represent approximately 18% of the Shares outstanding on June 14, 2005.
          The following table sets forth, as of June 14, 2005, (i) the aggregate number and percentage of Shares that were beneficially owned by Mylan’s directors and executive officers and (ii) assuming we purchase 48,780,487 Shares and that no director or executive officer tenders any Shares pursuant to the Offer, the percentage of Shares that will be beneficially owned after the Offer by our directors and executive officers. For purposes of this table, and in accordance with SEC rules, shares are considered “beneficially owned” if the person directly or indirectly has sole or shared power to vote or direct the voting of the securities or has sole or shared power to dispose of or direct the disposition of the securities. A person is also considered to beneficially own shares that he or she has the right to acquire within 60 days after June 14, 2005, in accordance with Rule 13d-3 under the Exchange Act.
          The business address of each of our directors and executive officers is c/o Mylan Laboratories Inc., 1500 Corporate Drive, Canonsburg, Pennsylvania 15317.

		Number of Shares		Percentage
		Beneficially Owned	Percentage	of Class after
Name	Position	(1)	of Class	Tender Offer

Edward J. Borkowski(1)	Chief Financial Officer	383,828	*	*
Wendy Cameron(2)	Director	124,375	*	*
Robert J. Coury(3)	Vice Chairman and Chief Executive Officer	1,617,218	*	*
Louis J. DeBone(4)	President and Chief Operating Officer	1,252,508	*	*
Laurence S. DeLynn(5)	Director	610,375	*	*
Douglas J. Leech(6)	Director	144,437	*	*
Joseph C. Maroon(7)	Director	55,000	*	*
John P. O’Donnell(8)	Chief Scientific Officer	747,054	*	*
Rod Piatt(9)	Director	16,000	*	*
Milan Puskar(9)	Chairman	5,337,602	2.0%	2.4%
Patricia A. Sunseri(10)	Director	713,775	*	*
C.B. Todd(11)	Director	934,020	*	*
Randall L. Vanderveen(7)	Director	116,875	*	*
Stuart A. Williams(12)	Chief Legal Officer and Director	547,144	*	*
All directors and executive officers as a group (25 persons)(13)		14,535,815	5.3%	6.4%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of: (i) 45,000 shares of restricted stock granted under the Company’s 2003 Long-Term Incentive Plan; (ii) 337,500 shares issuable pursuant to options that may be exercised within 60 days; and (iii) 1,328 shares held in Mr. Borkowski’s 401(k) account.

(2)	Includes 116,875 shares issuable pursuant to options that may be exercised within 60 days.

(3)	Consists of: (i) 247,500 shares of restricted stock granted under the Company’s 2003 Long-Term Incentive Plan; (ii) 1,366,875 shares issuable pursuant to options that may be exercised within 60 days; and (iii) 2,843 shares held in Mr. Coury’s 401(k) account.

(4)	Includes: (i) 90,000 shares of restricted stock granted under the Company’s 2003 Long-Term Incentive Plan; (ii) 1,113,750 shares issuable pursuant to options that may be exercised within 60 days; (iii) 12,496 shares held in Mr. DeBone’s 401(k) account; and (iv) 2,512 shares held by Mr. DeBone’s wife.

(5)	Includes 206,875 shares issuable pursuant to options that may be exercised within 60 days.

(6)	Includes 139,375 shares issuable pursuant to options that may be exercised within 60 days; Mr. Leech disclaims beneficial ownership of 59,062 of such shares, the economic interest of which he has transferred pursuant to a trust agreement.

(7)	Consists of shares issuable pursuant to options that may be exercised within 60 days.

(8)	Includes: (i) 45,000 shares of restricted stock granted under the Company’s 2003 Long-Term Incentive Plan; (ii) 691,875 shares issuable pursuant to options that may be exercised within 60 days; and (iii) 4,504 shares held in Dr. O’Donnell’s 401(k) account.

(9)	Includes 10,000 shares issuable pursuant to options that may be exercised within 60 days.

(10)	Includes 9,089 shares held in Ms. Sunseri’s 401(k) account.

(11)	Includes: (i) 332,202 shares issuable pursuant to options that may be exercised within 60 days (options for 29,702 of which shares are held by Mr. Todd’s wife); and (ii) 1,641 shares held by Mr. Todd’s wife.

(12)	Includes: (i) 45,000 shares of restricted stock granted under the Company’s 2003 Long-Term Incentive Plan; and (ii) 466,875 shares issuable pursuant to options that may be exercised within 60 days.

(13)	See notes (1) through (12). Also includes: (i) an additional 1,848,225 shares issuable pursuant to options that may be exercised within 60 days; and (ii) an additional 28,350 shares held in the other executive officers’ 401(k) accounts.
          Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers and subsidiaries, neither we nor any of our affiliates, subsidiaries, associates, directors or executive officers have effected any transactions involving our Shares during the 60 days prior to June 16, 2005.
          Profit Sharing Plans. The Company has defined contribution plans covering essentially all of its employees. Its defined contribution plans consist primarily of a 401(k) retirement plan with a profit sharing component for non-union employees and a 401(k) retirement plan for union employees. Profit sharing contributions are made at the discretion of the Board of Directors.
          Stock Based Plans.
          In 2003, Mylan’s shareholders approved the Mylan Laboratories Inc. 2003 Long-Term Incentive Plan (the “2003 Plan”). Under the 2003 Plan, 22,500,000 shares of common stock are reserved for issuance to key employees, consultants, independent contractors and non-employee directors of Mylan through a variety of incentive awards including: stock options, stock appreciation rights, restricted shares and units, performance awards, other stock based awards and short-term cash awards. As of June 13, 2005, 21,354,100 shares remain available for issuance of future awards under the 2003 Plan. Stock options and restricted shares granted under the 2003 plans generally vest over a period of three to four years.
          As of June 13, 2005, 20,341,714 shares may be issued upon the exercise of options granted under Company’s 1997 Incentive Stock Option Plan (the “1997 Plan”). Upon approval of the 2003 Plan, the 1997 Plan was frozen and no further grants of stock options will be made under that plan. Mylan also has options outstanding under its 1986 Incentive Stock Option Plan, 1992 Nonemployee Director Stock Option Plan, Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan and Penederm Incorporated Employee Stock Option Plan. As of June 13, 2005, 93,023 shares may be issued under the 1986 Incentive

Stock Option Plan; 528,750 shares may be issued under the 1992 Nonemployee Director Stock Option Plan; 141,525 shares may be issued under the Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan; and 774 shares may be issued under the Penederm Incorporated Employee Stock Option Plan.
          Except as otherwise described in this Offer to Purchase, the Issuer Tender Offer Statement on Schedule TO or as described in its most recent proxy statement, neither Mylan nor, to the best of Mylan’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of Mylan, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.
          Our directors and executive officers are entitled to participate in the Offer on the same basis as other shareholders; however, they have advised the Company that they do not intend to tender their shares pursuant to the Offer.

13.	Certain Legal Matters; Regulatory Approvals.
          Mylan is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the Company’s acquisition or ownership of Shares as contemplated by the Offer. Should any approval or other action be required, Mylan presently contemplates that it will seek that approval or other action. Mylan cannot predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to the Company’s business. Mylan’s obligations under the Offer to accept for payment and pay for Shares are subject to conditions. See Section 7.

14.	Certain U.S. Federal Income Tax Consequences.
          The following is a summary of certain U.S. federal income tax consequences of the Offer to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer. Those shareholders who do not participate in the Offer should not incur any U.S. federal income tax liability from the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary assumes that Shares held by shareholders are held as capital assets. It does not address all of the tax consequences that may be relevant to particular shareholders in light of their particular circumstances, or to other types of shareholders subject to special rules (including, without limitation, entities that are treated as partnerships for U.S. federal income tax purposes, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, expatriates, tax-exempt organizations, Non-U.S. Holders (as defined below), persons who are subject to the alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or persons who acquired their Shares upon the exercise of stock options or otherwise as compensation). This summary also does not address the state, local, foreign or other tax consequences of participating in the Offer.

          You are urged to consult your tax advisor as to the particular consequences to you of participation in the Offer.
          For purposes of this discussion, “U.S. Holder” is a beneficial holder of Shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.
          A “Non-U.S. Holder” is a beneficial holder of Shares other than a U.S. Holder.
          An exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. If an exchange of Shares for cash by a U.S. Holder pursuant to the Offer is treated as a sale or exchange of such Shares for U.S. federal income tax purposes, the holder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares purchased by Mylan. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares at the time of the exchange exceeds one year.
          The receipt of cash by a U.S. Holder pursuant to the offer will be treated as a sale or exchange for U.S. federal income tax purposes if the exchange:

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder;

•	is a “substantially disproportionate” redemption with respect to the U.S. Holder; or

•	results in a “complete termination” of the U.S. Holder’s stock interest in Mylan.
          In determining whether any of these tests has been met, a U.S. Holder must take into account not only Shares it actually owns, but also Shares it constructively owns within the meaning of section 318 of the Code (including Shares that may be acquired through options that it owns).
          The receipt of cash by a U.S. Holder pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s stock interest in Mylan. Whether such receipt of cash will result in a meaningful reduction of the U.S. Holder’s proportionate interest in Mylan will depend on the U.S. Holder’s particular facts and circumstances. If, as a result of an exchange of Shares for cash pursuant to the Offer, a U.S. Holder whose relative stock interest in Mylan is minimal (e.g., less than 1%) and who exercises no control over the corporate affairs of Mylan suffers any reduction in its proportionate interest in Mylan (including any ownership of Shares constructively owned), the U.S. Holder should generally be regarded as having suffered a meaningful reduction in its interest in Mylan.
          Satisfaction of the “complete termination” and “substantially disproportionate” exceptions is dependent upon compliance with the respective objective tests set forth in section 302(b)(2) and section 302(b)(3) of the Code. The receipt of cash by a U.S. Holder pursuant to the Offer will result in a “complete termination” if either (1) all of the Shares actually and constructively owned by the U.S. Holder are exchanged for cash pursuant to the Offer or (2) all of the Shares actually owned by the U.S. Holder are exchanged for cash pursuant to the Offer and the U.S. Holder effectively waives the attribution of Shares constructively owned by the U.S. Holder in accordance with the procedures described in section 302(c)(2) of the Code. The receipt of cash by a U.S. Holder pursuant to the Offer will be “substantially disproportionate” if the percentage of the outstanding Common Stock of Mylan actually and constructively owned by the U.S. Holder immediately following the exchange is less than 80% of the percentage of the outstanding Common Stock of Mylan actually and constructively owned by the U.S. Holder immediately before the exchange, and immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of the total combined voting power of Mylan.
          If a U.S. Holder’s exchange of Shares for cash pursuant to the offer does not constitute a sale or exchange for U.S. federal income tax purposes, the receipt of cash by such U.S. Holder pursuant to the Offer will be treated as a distribution, and the U.S. Holder’s tax basis in the Shares exchanged generally will be added to any Shares retained by the U.S. Holder. The distribution will be treated as a dividend, taxable as ordinary income, to the extent of Mylan’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds Mylan’s current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the U.S. Holder’s tax basis in its Shares, and any remaining portion will be taxable as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder’s holding period for the Shares at the time of the exchange exceeds one year.
          We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer Shares than are tendered. Therefore, a beneficial holder can be given no assurance that a sufficient number of such beneficial holder Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.
          The tax discussion set forth above is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of state, local, foreign and other tax laws.

15.	Extension of the Offer; Termination; Amendment.
          Mylan expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by Mylan to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. Mylan also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. The Company’s reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Mylan must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a Offer. Subject to compliance with applicable law, Mylan further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by Mylan to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the notice of the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change.
          If Mylan materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Mylan will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

(1)	Mylan increases or decreases the price to be paid for Shares, materially increases the Dealer Manager’s fee or increases or decreases the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, the increase exceeds 2% of the Shares outstanding, and

(2)	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the Offer will be extended until the expiration of the period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

16.	Fees and Expenses.
          Mylan has retained Merrill Lynch & Co. to act as the Dealer Manager in connection with the Offer. Merrill Lynch & Co. will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse Merrill Lynch & Co. for reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and expenses of counsel, and to indemnify Merrill Lynch & Co. against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.
          Mylan has retained Morrow & Co., Inc., to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by Mylan for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.
          Mylan will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding Shares through brokers, dealers and other nominee shareholders are urged to consult the brokers, dealers and other nominee shareholders to determine whether transaction costs may apply if shareholders tender Shares through the brokers, dealers and other nominee shareholders and not directly to the Depositary. Mylan will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Mylan, the Information Agent or the Depositary for purposes of the Offer. Mylan will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 to the Letter of Transmittal.

17.	Miscellaneous.
          Mylan is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If Mylan becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, Mylan will make a good faith effort to comply with the applicable law. If, after a good faith effort, Mylan cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on Mylan’s behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

          Pursuant to Rule 13e-4 promulgated under the Exchange Act, Mylan has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 11 with respect to information concerning Mylan.
          Tendering shareholders should rely only on the information contained in this document or to which we have referred you. Mylan has not authorized anyone to provide you with information or make any representation on behalf of Mylan in connection with the Offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, you should not rely on that information or representation as having been authorized by Mylan or the Dealer Manager.
Mylan Laboratories Inc.
June 16, 2005

Annex A
MYLAN LABORATORIES INC.

FOR IMMEDIATE RELEASE	CONTACTS:
Patrick Fitzgerald (Public Relations)
Mylan Laboratories Inc.
724.514.1800
Kris King (Investor Relations)
Mylan Laboratories Inc.
724.514.1800
MYLAN LABORATORIES ANNOUNCES $1.25 BILLION SHARE BUYBACK,
EXPECTED TO REPRESENT NEARLY 25% OF THE COMPANY’S STOCK
COMPANY ALSO ANNOUNCES ADDITIONAL STRATEGIC INITIATIVES:
– PLANS TO OUT-LICENSE NEBIVOLOL –
– DOUBLES ANNUAL DIVIDEND –
– PROVIDES 2 YEARS OF REVENUE AND ADJUSTED EPS GUIDANCE –
          PITTSBURGH, PA — June 14, 2005 — Mylan Laboratories Inc. (NYSE: MYL) today announced several key strategic initiatives, including a $1.25 billion share buyback, comprised of a modified “Dutch Auction” self-tender for up to approximately 48.8 million shares (up to $1 billion) and a $250 million follow-on share repurchase program in the open market or otherwise. These share repurchases will represent, upon completion, nearly 25% of the Company’s outstanding shares. In addition, the Company announced today that is increasing its annual dividend by 100%, effective as of the first quarter ending June 30, 2005. Mylan also announced plans to out-license nebivolol, the highly anticipated next-generation beta blocker.
          In addition to these actions, the Company today also announced adjusted diluted EPS guidance of $0.92 to $1.15 in fiscal 2006 and $1.20 to $1.74 in fiscal 2007. A presentation with more specific information concerning these announcements is being provided via a live investor conference call and webcast, which is being archived and is available on www.mylan.com until June 21, 2005.
          Robert J. Coury, Mylan’s Vice Chairman and Chief Executive Officer, commented: “These strategic announcements demonstrate Mylan’s continued commitment to enhancing our leading position in the generic pharmaceutical industry, while optimizing value for our shareholders. We are extremely well positioned to capitalize on multiple new product and other opportunities, and we believe today’s announcements will be accretive to our shareholders and position the Company for significantly enhanced potential EPS growth.”
$1.25 Billion Share Buyback Program
          Mylan announced today that on June 16, 2005 it will commence a modified “Dutch Auction” self-tender for up to approximately 48.8 million shares (up to $1 billion) of its common stock. In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price not less than $18.00 per share or more than $20.50 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Mylan will determine the lowest per share price within the range that will enable it to buy up to approximately 48.8 million shares, or such lesser number of shares as are properly tendered. If more than approximately 48.8 million shares are properly tendered at or below the determined price per share, Mylan will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis, as will be specified in the offer to purchase relating to the tender offer that will be distributed to shareholders. Shareholders whose shares are purchased in the tender offer will be paid the determined price per share, net in cash, without interest, promptly following the expiration of the tender offer period, as it may be extended. Additionally, in the event the final purchase price is less than the maximum price of $20.50 per share and more than approximately 48.8 million shares are tendered, Mylan intends to exercise its right to purchase up to an additional 2% of its outstanding common stock without extending the tender offer, so that the Company can repurchase up to $1 billion of its common stock. The tender offer will not be contingent upon any minimum number of shares being tendered. The tender offer will be subject to a number of other terms and conditions, including the financing condition described below, as will be described in the offer to purchase. The tender offer will expire at 5:00 p.m., New York City time, on Friday, July 15, 2005, unless extended.
          Subsequent to the completion of the Dutch Auction self-tender, Mylan plans to buy back up to an additional $250 million of its common stock from time to time on the open market or otherwise. Upon completion of the self-tender and the open market purchases, and depending on the actual purchase price, the Company expects to have repurchased a total of nearly 25% of Mylan’s outstanding shares.
          Mr. Coury further stated, “We believe that the Dutch auction self-tender and follow-on buyback properly creates the right balance between doing what is right for our business and delivering value to our shareholders. As it relates to our business, the sheer magnitude of this buyback will enhance the impact to earnings per share going forward of any and all new opportunities that we add to our existing base, such as any future successful Paragraph IV challenges. We also believe that the positive impact of the nebivolol opportunity, combined with the strength of our generics pipeline, will be magnified for our shareholders due to the significant reduction in our shares outstanding.”
          Mylan has obtained a commitment letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated for $975 million in commitments, of which it is expected that $775 million will be used, along with cash on hand, to finance the tender offer and the follow-on repurchase program. Accordingly, the tender offer will be conditioned upon receipt of this financing pursuant to the terms and conditions contained in the commitment letter and on terms satisfactory to Mylan on or prior to the expiration date of the tender offer and other customary conditions. Merrill Lynch & Co. is also the Company’s financial advisor and the dealer manager for the tender offer. The information agent is Morrow & Co. and the depositary is American Stock Transfer Company. The offer to repurchase, letter of transmittal and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of Mylan common stock. The remaining $200 million of the commitment is a revolving credit facility that may be used for general corporate purposes.
Dividend
          Mylan also announced today that it will double its annual dividend from $0.12 per share to $0.24 per share. This dividend increase is effective with the dividend to be paid for the first quarter of fiscal 2006. The increased quarterly dividend of $0.06 per share will be payable on July 15, 2005 to Mylan shareholders of record at the close of business on June 30, 2005.
          “Our enhanced dividend policy going forward reflects our long-standing commitment to focus on total return to shareholders, by striking a strong balance between share appreciation and our dividend,” commented Mr. Coury.
Nebivolol
          Mylan announced that it has decided to out-license nebivolol and provided an overview of the clinical program and commercialization potential of this highly anticipated beta-blocker.
          Mr. Coury further commented: “At this time, we believe out-licensing nebivolol is the best available option that will allow us to effectively launch this important product with minimal risk, while maximizing the potential opportunity for our shareholders. In addition, we believe that this approach will allow us to commercialize the product in a way that is both cash-efficient and non-dilutive.”
          The nebivolol NDA for a hypertension indication was submitted to the Food and Drug Administration (“FDA”) in April 2004, and Mylan has now received an Approvable Letter from the

FDA. Final approval of nebivolol is contingent upon successfully satisfying additional FDA requirements regarding certain aspects of pre-clinical data and finalization of the labeling. The pre-clinical data submitted in the NDA was based upon studies previously conducted by Janssen Pharmaceutica Belgium (currently JNJ Pharmaceuticals R&D Beerse), the company from which Mylan licensed the product. Currently Mylan is conducting a pre-clinical study designed to address the questions posed by the FDA. The Company believes that the data from the ongoing pre-clinical study will satisfactorily resolve the FDA’s questions and is committed to working diligently with the FDA towards final approval.
          Mylan also announced that it has signed a collaboration agreement with Menarini International Operations Luxemburg (“Menarini”), one of the largest privately-held European pharmaceutical companies and the company that markets nebivolol in Europe, that allows Mylan to use the Study of Effects of Nebivolol Intervention on Outcomes and Rehospitalization in Seniors with Heart Failure (“SENIORS”) trial in support of a US submission for congestive heart failure indication (“CHF”). Mylan anticipates filing a CHF NDA using the SENIORS trial and supportive data to request a CHF indication.
Mylan Bertek
          Mylan also announced today that it will be closing its Mylan Bertek subsidiary, and will transfer responsibility for selling Mylan Bertek’s products to its Mylan Pharmaceuticals and UDL subsidiaries.
          Mr. Coury further commented: “After careful evaluation, we have concluded that the existing Mylan Bertek business is not the type of brand platform that would enable us to fulfill our long stated vision and objective of becoming a more balanced specialty pharmaceutical company. We believe that closing Mylan Bertek will streamline our operations and result in significant cost savings.”
Financial Guidance for Fiscal 2006 and Fiscal 2007
          Mylan today also provided financial guidance for fiscal 2006 and fiscal 2007. For fiscal 2006, the Company is forecasting adjusted diluted EPS in the range of $0.92 to $1.15 per share, and net revenues in the range of $1,135 million to $1,340 million. The Company reported that these estimates only include a partial year benefit from the share repurchases and do not include certain ongoing research and development and marketing costs related to nebivolol that will be incurred until an out-licensing agreement is signed. It also excludes all Mylan Bertek costs, including costs related to the restructuring. For fiscal 2007, Mylan is projecting adjusted diluted EPS in the range of $1.20 to $1.74 per share and net revenues in the range of $1,250 million to $1,600 million. Over the longer term, Mylan is projecting a compounded annual growth rate in EPS of approximately 20% over the next five years. A reconciliation of adjusted diluted EPS guidance to GAAP diluted EPS guidance is attached as an appendix to this press release.
          Edward Borkowski, Mylan’s Chief Financial Officer, stated: “We view the current fiscal year as a restructuring and transitional year. It is important to note that the spread in both the fiscal 2006 and 2007 guidance reflects the potential upside from the opportunities Mylan has before it. The low end of our guidance assumes no Paragraph IV wins. The high end of our guidance assumes that we are successful in our litigation against the brand companies on all six of our fiscal 2006 and 2007 potential Paragraph IV challenges, but we will still have competition from an authorized generic at launch.”
          Mr. Coury concluded: “As we have said many times before, Mylan’s Board and management team are committed to maximizing shareholder value and total return of shareholder equity. Today, we have announced a number of measures that we believe strike the balance between positioning Mylan for both short- and long-term success while delivering total return to shareholders through share appreciation and our dividend policy.”
Other Matters
          Mylan also reacted to the letter dated June 1, 2005, in which an entity controlled by Carl Icahn referred to its purported interest in acquiring the Company at $20 per share. The Company noted that this letter was simply a reiteration of a letter Mr. Icahn sent to the Company last November. At that time, Mylan’s Board of Directors concluded that Mr. Icahn had not made a serious offer for the Company and that discussions with him were not in the best interests of the Company. In view of the passage of time, the Board considered Mr. Icahn’s latest letter and reached the same determination that it reached last November.
About Mylan Laboratories
          Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories, Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.
          For more information about Mylan, visit www.mylan.com.
Additional Information and Where to Find It:
          IN CONNECTION WITH MYLAN’S 2005 ANNUAL MEETING OF SHAREHOLDERS (THE “ANNUAL MEETING”), MYLAN WILL FILE RELEVANT MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING A PRELIMINARY PROXY STATEMENT AND A DEFINITIVE PROXY STATEMENT. INVESTORS AND SHAREHOLDERS OF MYLAN ARE URGED TO CAREFULLY READ THESE MATERIALS (IF AND WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.
          INVESTORS AND SHAREHOLDERS MAY OBTAIN THESE DOCUMENTS (AND ANY OTHER DOCUMENTS FILED BY MYLAN WITH THE SEC IN CONNECTION WITH THE ANNUAL MEETING) FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THE DOCUMENTS FILED WITH THE SEC BY MYLAN MAY BE OBTAINED FREE OF CHARGE BY DIRECTING SUCH REQUESTS TO: MYLAN LABORATORIES INC., ATTENTION: INVESTOR RELATIONS, 1500 CORPORATE DRIVE, CANONSBURG, PA 15317, OR FROM MYLAN’S WEBSITE AT WWW.MYLAN.COM.
          Mylan, its executive officers and its directors may be deemed to be participants in Mylan’s solicitation of proxies from shareholders in connection with the Annual Meeting scheduled to be held on October 28, 2005. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan, and in Forms 4 and 5 filed thereafter.
          This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mylan common stock. The solicitation and the offers to buy Mylan common stock will only be made pursuant to a separate offer to purchase and related materials. At the time the tender offer is commenced, Mylan will file a Tender Offer Statement on Schedule TO with the SEC. Shareholders should carefully read the Tender Offer Statement, the offer to purchase, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. The offer to purchase, the related letter of transmittal and certain other documents are expected to be sent to all holders of Mylan common stock, at no expense to them, promptly following commencement of the offer. The Tender Offer statement (including the offer to purchase the related letter of transmittal and all other offer documents filed by Mylan with the SEC) will also be available at no charge at the SEC’s website at http://www.sec.gov. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

Forward-Looking Statements
          This press release includes statements that constitute “forward-looking statements”, including with regard to the Company’s future revenues and earnings per share; the share buy-back and its anticipated effects; the Company’s growth and product opportunities; the final approval and success of nebivolol; the impact of the closing of Mylan Bertek; the dividend increase; and the Company’s future success. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the Company’s ability to successfully develop, license or otherwise acquire and introduce new products on a timely basis in relation to competing product introductions; the Company’s ability to obtain required FDA approvals for new products on a timely basis; uncertainties regarding continued market acceptance of and demand for the Company’s products; the Company’s periodic dependence on a relatively small group of products as a significant source of its net revenue or net income; unexpected delays in the Company’s ability to submit applications to the FDA; risks inherent in legal proceedings; the effects of vigorous competition on commercial acceptance of the Company’s products and their pricing, including, without limitation, the impact of the entry of generic competition for fentanyl; a regulatory or other delay impacting the launch of nebivolol; the high cost and uncertainty associated with compliance with extensive regulation of the pharmaceutical industry; the possibility that the calculation and reporting of amounts owed in respect of Medicaid and other governmental pricing programs could be challenged, and that sanctions or penalties could be assessed; the significant research and development expenditures the Company makes to develop products, the commercial success of which is uncertain; the possible loss of business from the Company’s concentrated customer base; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by the Company’s competitors and other third parties, including the practice of “authorized generics” and the use of citizen’s petitions to delay or prevent product introductions; the Company’s dependence on third party suppliers and distributors for raw materials; the possible negative effects of any interruption of manufacturing of products at the Company’s principal facilities; the effects of consolidation of the Company’s customer base; uncertainties regarding patent, intellectual and other proprietary property protections; the expending of substantial resources associated with litigation involving patent or other intellectual property protection of products; possible reductions in reimbursement rates for pharmaceutical products; possible negative effects on product pricing of current or future legislative or regulatory programs, including state Medicaid programs; uncertainties regarding the Company’s performance under indemnification clauses in certain material agreements; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements in accordance with GAAP and related standards; uncertainties and matters beyond the control of management, which could affect the Company’s earnings guidance, as well as the subjectivity inherent in any probability weighted analysis underlying the Company’s assumptions and estimates with respect to the future. These cautionary statements should be considered in connection with any subsequent written or oral forward-looking statements that may be made by the Company or by persons acting on its behalf and in conjunction with its periodic SEC filings. In addition, please refer to the cautionary statements and risk factors in Item I of the Company’s Form 10-K for the year ended March 31, 2005, and in its other filings with the SEC. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Appendix:
Reconciliation of Adjusted EPS Guidance to GAAP EPS Guidance(1)

	Fiscal 2006

	Low	High

Adjusted diluted EPS	$0.92	$1.15
Mylan Bertek and nebivolol expenses	$(0.11)	$(0.11)
Restructuring charges and other non-recurring expenses	$(0.05)	$(0.05)

GAAP diluted EPS	$0.76	$0.99

(1)	Fiscal 2007 guidance excludes any potential impact for stock-based compensation expenses upon adoption of SFAS No. 123(R), Share-Based Payment. Management is currently assessing the impact that adoption of SFAS No. 123(R) will have on the Company’s consolidated financial statements.

          Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Mylan Laboratories Inc. or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:
The Depositary for the Offer is:
American Stock Transfer & Trust Company

By Hand:	By Mail or Overnight Delivery:
59 Maiden Lane New York, New York 10038	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201-15th Avenue Brooklyn, NY 11219
By Facsimile:
(For Eligible Institutions Only)
(718) 234-5001
For Confirmation Telephone:
(877) 248-6417
          Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000
Shareholders Please Call Toll Free: (800) 607-0088
Banks and Brokers Call (800) 654-2468
E-mail: mylan.info@morrowco.com
The Dealer Manager for the Offer is:
Merrill Lynch & Co.
4 World Financial Center
New York, New York 10080
Telephone: (609) 818-8000
Toll-Free: (877) 653-2948